As filed with the Securities and Exchange Commission on March 10, 2009
                                                          Registration No. 333 -
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 ---------------

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 ---------------

                                       N/A
                   (Translation of issuer's name into English)

                                 ---------------

                              Republic of Singapore
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 ---------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 ---------------

                   Chartered Semiconductor Manufacturing, Inc.
                      880 N. McCarthy Boulevard, Suite 100
                           Milpitas, California 95035
                                 (408) 941-1100
    (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:

 Michael W. Sturrock, Esq.                           Herman H. Raspe, Esq.
   Latham & Watkins LLP                       Patterson Belknap Webb & Tyler LLP
     9 Raffles Place                             1133 Avenue of the Americas
   42-02 Republic Plaza                            New York, New York 10036
     Singapore 048619

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                       ----------------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                      Amount to       Proposed Maximum        Proposed Maximum
              Title of Each Class of                     be          Offering Price Per      Aggregate Offering        Amount of
            Securities to be Registered              Registered             Unit*                  Price**          Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each representing ten    500,000,000            $5.00                $25,000,000             $982.50
(10) ordinary shares of Chartered Semiconductor
Manufacturing Ltd.
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
--------------------------------------------------------------------------------

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of American Depositary Receipts ("Receipts") and        Face of Receipt  - Top Center.
     identity of deposited securities

Terms of Deposit:
       (a)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADS")

       (b)    The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16) and (17).
              securities

       (c)    The procedure for collecting and distributing        Reverse of Receipt - Paragraph (14).
              dividends

       (d)    The procedures for transmitting notices, reports     Face of Receipt  - Paragraph (13).
              and proxy soliciting material                         Reverse of Receipt - Paragraphs (15), (16), (17),
                                                                   (21) and (23).

       (e)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (15).

       (f)    The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (g)    Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (h)    Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (i)    Restrictions upon the right to transfer or           Face of Receipt - Paragraphs (2), (3), (4), (6),
              withdraw the underlying securities                   (7), (9) and (10).

       (j)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);

                                                                   Reverse of Receipt - Paragraph (19).
3.    Fees and charges that may be imposed                         Face of Receipt - Paragraph (10).
      directly or indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      Chartered Semiconductor Manufacturing Ltd. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov) and can be inspected and copied by holders of ADSs at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

                                   PROSPECTUS

      The Prospectus consists of the form of American Depositary Receipt filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) (i) Form of American Depositary Receipt previously filed pursuant to Rule 424(b)(3) in respect of the Registration Statement on Form F-6 (Reg. No.: 333-34692). -- Filed herewith as Exhibit (a)(i)

      (a) (ii) Deposit Agreement, dated as of November 4, 1999, by and among Chartered Semiconductor Manufacturing Ltd. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(ii).

      (b) Letter Agreement, dated as of September 26, 2007, by and between the Company and the Depositary establishing a "direct registration system" (the "DR System") for ADSs and the issuance by the Depositary of "uncertificated ADSs" as part of the DR System. -- Filed herewith as Exhibit (b).

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Share thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Chartered Semiconductor Manufacturing Ltd., Citibank, N.A., as depositary, and all holders and beneficial owners of American Depositary Shares to be issued thereunder, as amended and supplemented prior to the date hereof, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on the 10th day of March, 2009.

                                    Legal entity created by the Deposit
                                    Agreement, as amended and supplemented prior to the date hereof, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing ten (10) ordinary shares of Chartered Semiconductor Manufacturing Ltd.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Thomas Crane
                                        ----------------------------------------
                                        Name:  Thomas Crane
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Chartered Semiconductor Manufacturing Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the Republic of Singapore on the 10th day of March, 2009.

                                      Chartered Semiconductor Manufacturing Ltd.


                                      By: /s/ George Thomas
                                          --------------------------------------
                                          Name:  George Thomas
                                          Title: Senior Vice President and Chief
                                                 Financial Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chia Song Hwee and George Thomas to act as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitutions, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities and on the 10th day of March, 2009.

Signature                      Title
-----------------------        -------------------------------------------------


/s/ James A. Norling           Chairman of the Board
-----------------------
   James A. Norling


/s/ Chia Song Hwee             President and Chief Executive Officer
-----------------------        (principal executive officer)
    Chia Song Hwee


/s/ George Thomas              Senior Vice President and Chief Financial Officer
-----------------------        (principal financial and accounting officer)
     George Thomas


/s/ Andre Borrel               Director
-----------------------
     Andre Borrel


/s/ Charles E. Thompson        Director
-----------------------
 Charles E. Thompson


/s/ Tay Siew Choon             Director
-----------------------
    Tay Siew Choon


/s/ Peter Seah Lim Huat        Director
-----------------------
  Peter Seah Lim Huat

Signature                      Title
-----------------------        -------------------------------------------------


/s/ Philip Tan Yuen Fah        Director
-----------------------
  Philip Tan Yuen Fah


/s/ Pasquale Pistorio          Director
-----------------------
  Pasquale Pistorio


/s/ Steven H. Hamblin          Director
-----------------------
  Steven H. Hamblin


/s/ Maurizio Ghirga            Director
-----------------------
   Maurizio Ghirga


/s/ Michael J. Rekuc           Authorized Representative in the United States
-----------------------
   Michael J. Rekuc

                                Index to Exhibits

                                                                   Sequentially
Exhibit               Document                                     Numbered Page
-------               --------                                     -------------

(a)(i)                Form of American Depositary Receipt

(a)(ii)               Deposit Agreement

(b)                   Letter Agreement

(d)                   Opinion of counsel to the Depositary

(e)                   Rule 466 Certification